Tiki inc.

ANNUAL REPORT

1814 Hayes Street

Nashville, TN 37203

0

https://mytiki.com/

This Annual Report is dated April 26, 2022.

BUSINESS

We are on a mission to flip the data ecosystem, placing users in charge by enabling them to exercise their data ownership rights, resulting in a new fair market for data.

Users own their data. Businesses safely get the insights they need. TIKI facilitates.

We are building a vertically integrated user data ownership platform that combines data privacy, ownership issuance, and marketplace.

Previous Offerings

• Type of security sold: SAFE
Final amount sold: $240,000.00
Use of proceeds: To scale user acquisition to 100k beta testers
Date: July 15, 2021
Offering exemption relied upon: 506(b)

• Type of security sold: Common Stock
Final amount sold: $399,474.35

Use of proceeds: To build minimum viable product
Date: October 31, 2021
Offering exemption relied upon: Reg CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

• How long can the business operate without revenue:

Tiki can operate without revenue for 36 months+. However, the limiting factor would be competition coming to market and ability to execute quickly to grab market share. At some point, the market opportunity is missed without funding or significant revenue generation.

• Foreseeable major expenses based on projections:

The majority (70%) of operating expenses are focused on engineering staff, with the remainder for marketing awareness and demand generation. Since the application utilizes data stored on endpoints vs. traditional cloud resources, typical infrastructure costs are minimal and not a meaningful portion of OPEX.

• Future operational challenges:

The largest operational challenge we are currently facing is hiring enough engineering assets to accelerate product development. Reaching paying businesses, while secondary to this, is also a key challenge. However, with our dataset growing daily, the value and attractiveness increases, reducing the resistance to attract paying customers (businesses in need of data).

• Future challenges related to capital resources:

We have an immediate need to staff up engineering to produce enough key features to attract and retain users. We see this as a decreasing need with respect to the ability to generate meaningful revenue and financial sustainability from as few as 100k users sharing their data. We need capital in the short term to staff up and grow the platform's attractiveness staying ahead of perceived competition.

• Future milestones and events:

We are focused on bringing a minimum viable product to market. Converting 100K users to data-sharing users within the app will enable new customer onboarding and meaningful revenue generation, a major milestone for TIKI.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $155,403.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

• Creditor: Michael Audi
Amount Owed: $20,000.00
Interest Rate: 3.6%
The loan is payable on demand.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Michael Audi

Michael Audi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: CEO
Dates of Service: December 04, 2020 - Present
Responsibilities: Organization leadership and ultimately responsible for goals & deliverables.

• Position: Chairman of the Board
Dates of Service: December 04, 2020 - Present
Responsibilities: Strategic planning, corporate oversight, financing, and representation of organization & shareholder interest

• Position: Founder
Dates of Service: December 04, 2020 - Present
Responsibilities: Defining & executing against the vision for the organization. Compensation is 5,714,000 shares of common stock.

Other business experience in the past three years:

• Employer: Blustream Corporation
Title: Co-founder & CTO
Dates of Service: August 27, 2015 - April 01, 2021
Responsibilities: Defining and executing against the company's technical strategy. Team & technical leadership. Enterprise sales engineering & solution architecting.

Other business experience in the past three years:

• Employer: Blustream Corporation

Title: Co-founder & Fractional CIO
Dates of Service: April 01, 2021 - Present
Responsibilities: Advise on long term technical and product strategy

Name: Anna Stoilova

Anna Stoilova's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: CPO
Dates of Service: December 04, 2020 - Present
Responsibilities: Product strategy, execution, and delivery. Organization strategy & leadership.

• Position: Co-founder
Dates of Service: December 04, 2020 - Present
Responsibilities: Defining & executing against the vision for the organization. Compensation is 2,500,000 shares of common stock

Other business experience in the past three years:

• Employer: Dual Good Health
Title: Co-founder & CEO
Dates of Service: March 22, 2017 - Present
Responsibilities: Strategy, product, marketing, and enterprise sales

Other business experience in the past three years:

• Employer: Visionable Global
Title: Product Design Consultant
Dates of Service: November 01, 2019 - October 01, 2020
Responsibilities: Establishing and implementation of product design vision for multiple product lines.

Other business experience in the past three years:

• Employer: Anna Stoilova
Title: Senior Product Design Consultant
Dates of Service: May 01, 2016 - December 01, 2020
Responsibilities: Product design for early stage tech startups.

Other business experience in the past three years:

• Employer: LIVI
Title: UX/UI Designer
Dates of Service: July 01, 2019 - September 01, 2019
Responsibilities: Contract designer

Name: Brian Gagnon

Brian Gagnon's current primary role is with Uprise Partners. Brian Gagnon currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Inside Director
Dates of Service: March 31, 2021 - Present
Responsibilities: Strategic planning, corporate oversight, financing, and representation of organization & shareholder interest. Compensation is 300,000 stock options.

• Position: Co-founder
Dates of Service: December 04, 2020 - Present
Responsibilities: Defining & executing against the vision for the organization

Other business experience in the past three years:

• Employer: Uprise Partners
Title: Co-founder & CTO
Dates of Service: October 24, 2017 - Present
Responsibilities: Leading IT Services Management and engineering

Other business experience in the past three years:

• Employer: Node Eco, Inc.
Title: CTO
Dates of Service: May 01, 2019 - January 01, 2020
Responsibilities: Developing proof of concept technology that leads to a whole new way of buying, building, and supporting a lifetime of home ownership.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Michael Audi
Amount and nature of Beneficial ownership: 5,714,000
Percent of class: 57.14

Title of class: Common Stock

Stockholder Name: Anna Stoilova
Amount and nature of Beneficial ownership: 2,500,000
Percent of class: 25.0

RELATED PARTY TRANSACTIONS

• Name of Entity: Michael Audi
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: $20,000 loan
Material Terms: Promissory note with 3.6% interest rate. Payable on demand.

OUR SECURITIES

The company has authorized Common Stock, and Pre-Seed SAFE. As part of the Regulation Crowdfunding raise, the Company will be offered up to 1,070,000 of Common Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per each share of stock entitled to vote on the matter in question and registered in that person's name as of the record date for the meeting, except as may be provided in these Bylaws or otherwise required by law (for example, by GCL §217, pertaining to fiduciaries, pledgors, and joint stock owners, and GCL §218, pertaining to voting trusts and other voting agreements).

Material Rights

The total amount outstanding includes 1,000,000 shares to be issued pursant to stock options issued.

The total amount outstanding includes 72,000 shares to be issued pursant to stock options, reserved but unissued.

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Pre-Seed SAFE

The security will convert into Preferred stock and the terms of the Pre-Seed SAFE are outlined below:

Amount outstanding: $175,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Has not converted yet, will convert on the following events: Equity Financing or Convertible Note Financing
Material Rights

1.3. Liquidity Event. If there is a Liquidity Event before the expiration or termination of this SAFE, Example LLC will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from TIKI a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if Example LLC fails to select the cash option, provided that if the Liquidity Event is a transaction or event in which cash, shares of stock, and/or other assets are exchanged for Common Stock previously held by TIKI's stockholders, TIKI may instead arrange for Example LLC to receive such consideration in the same amount, and form, and subject to the same terms and conditions, as if Example LLC had received the foregoing shares of Common Stock immediately before the Liquidity Event.

In connection with Section 1.3(i), the Purchase Amount will be due and payable by TIKI to Example LLC immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay Example LLC and holders of other SAFEs (collectively, the "Cash-Out Investors") in full, then all of TIKI's available funds (after settling all debts and obligations of TIKI) will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts, and the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price. In connection with a Change of Control intended to qualify as a tax-free reorganization, TIKI may reduce, pro rata, the Purchase Amounts payable to the Cash-Out Investors by the amount determined by its board of directors in good faith to be advisable for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, and in such case, the Cash-Out Investors will automatically receive the number of shares of Common Stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

1.4. Dissolution Event. If there is a Dissolution Event before this SAFE expires or terminates, TIKI will pay an amount equal to the Purchase Amount, due and payable to Example LLC immediately prior to, or concurrent with, the consummation of the Dissolution Event. The Purchase Amount will be paid prior and in preference to any Distribution of any of the assets of

TIKI to holders of outstanding Capital Stock by reason of their ownership thereof. If immediately prior to the consummation of the Dissolution Event, the assets of TIKI legally available for distribution to Example LLC and all holders of all other SAFEs (the “Dissolving Investors”), as determined in good faith by TIKI’s board of directors, are insufficient to permit the payment to the Dissolving Investors of their respective Purchase Amounts, then the entire assets of TIKI legally available for distribution will be distributed with equal priority and pro rata among the Dissolving Investors in proportion to the Purchase Amounts they would otherwise be entitled to receive pursuant to this Section 1.4.

1.5. Termination. This SAFE will expire and terminate (without relieving TIKI of any obligations arising from a prior breach of or non-compliance with this SAFE) upon the issuance any and all stock or Convertible Notes due to Example LLC, together with payment, or setting aside for payment, of any amounts due Example LLC, all pursuant to Section 1.1, Section 1.2, Section 1.3, and Section 1.4 above.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company’s governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 26, 2022.

Tiki inc.

By /s/ Michael Audi

Name: Tiki inc.

Title: Founder & CEO

Exhibit A

FINANCIAL STATEMENTS

Management Report

Tiki Inc

For the period ended December 31, 2021

Prepared by

Accountfully LLC

Prepared on

April 12, 2022

Table of Contents

Profit and Loss

January - December 2021

	Total
INCOME	
Total Income	
GROSS PROFIT	**0.00**
EXPENSES	
6000 Selling Costs	
Merchant Account Fees	247.35
Total 6000 Selling Costs	**247.35**
7000 Advertising & Marketing	7,627.43
Digital Media	35,370.97
Events & Tradeshows	342.34
Influencers	32,383.85
Marketing Agencies	65,704.32
Public Relations	21,294.00
Social Media	13,315.21
Total 7000 Advertising & Marketing	**176,038.12**
8000 General & Administrative Costs	351.02
Dues & subscriptions	154.34
Facility Costs	
Rent & Lease	16,215.00
Repairs & Maintenance	1,065.74
Utilities	447.25
Total Facility Costs	**17,727.99**
Insurance	4,061.42
Meals & Entertainment	2,124.97
Office Supplies	7,309.49
Payroll & Employee Costs	
Contractors	666.45
Employee Benefits	1,318.60
Hiring & Recruiting	17,380.95
Salaries & Wages - Operations	23,833.22
Total Payroll & Employee Costs	**43,199.22**
Postage & Delivery	367.80
Professional Services	
Accounting & Finance	2,110.00
Business Consulting	62,500.00
Legal Fees	36,921.50
Total Professional Services	**101,531.50**
Software	12,069.33
Taxes & Licenses	674.00
Travel	5,321.70
Total 8000 General & Administrative Costs	**194,892.78**
8500 Research & Development	

	Total
Development	4,753.81
Salaries & Wages - Engineering	29,200.00
Total 8500 Research & Development	**33,953.81**
Total Expenses	**405,132.06**
NET OPERATING INCOME	**-405,132.06**
OTHER INCOME	
9000 Other Income	146.00
Capital Gain/Loss	-5,294.48
Total Other Income	**-5,148.48**
NET OTHER INCOME	**-5,148.48**
NET INCOME	**$ -410,280.54**

Balance Sheet

As of December 31, 2021

	Total
ASSETS	
Current Assets	
Bank Accounts	
Brex Checking*0332	155,402.54
Total Bank Accounts	**155,402.54**
Other Current Assets	
Crypto Asset	4,256.23
Escrow - Crowdfunding	18,508.02
Total Other Current Assets	**22,764.25**
Total Current Assets	**178,166.79**
Other Assets	
Security Deposit	10,807.50
Total Other Assets	**10,807.50**
TOTAL ASSETS	**$188,974.29**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Brex Card	1,895.02
Total Credit Cards	**1,895.02**
Other Current Liabilities	
Due to/from Mike Audi	1,025.00
Loan From Mike Audi	20,000.00
Total Other Current Liabilities	**21,025.00**
Total Current Liabilities	**22,920.02**
Total Liabilities	**22,920.02**
Equity	
Common Stock	89.28
Common Stock - Fund Disbursement via Startengine Crowdfunding	342,210.45
Retained Earnings	-5,964.92
SAFE	240,000.00
Net Income	-410,280.54
Total Equity	**166,054.27**
TOTAL LIABILITIES AND EQUITY	**$188,974.29**

I, Michael Audi, the CEO of Tiki inc., hereby certify that the financial statements of Tiki inc. and notes thereto for the periods ending December 31, 2020 and December 31, 2021 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Tiki inc. has not yet filed its federal tax return for 2021.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/21/2022.

CEO

4/21/202

CERTIFICATION

I, Michael Audi, Principal Executive Officer of Tiki inc., hereby certify that the financial statements of Tiki inc. included in this Report are true and complete in all material respects.

Michael Audi

Founder & CEO